Filed by Pacific Oak Strategic Opportunity REIT, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended, and

deemed filed pursuant to Rule 14a-6 under the Securities

Exchange Act of 1934 , as amended

Subject Company: Pacific Oak Strategic Opportunity REIT II, Inc.

Commission File No.: 000-55424

The following telephonic scripted message is being communicated to stockholders of Pacific Oak Strategic Opportunity REIT II, Inc.

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Hello,

This is Keith Hall of Pacific Oak Strategic Opportunity REIT II with an important message regarding your investment.

We have recently sent you materials related to the 2020 Special Meeting of Stockholders. Our records indicate that you have not yet voted. I am calling today to ask if you would please vote on the upcoming special meeting of stockholders to be held on October 1, 2020.

Your vote is very important no matter how many shares you have, and we cannot make these important changes without your participation. Voting is quick and easy, just call 1-888-709-1302 to speak with a proxy representative.

By voting today your phone number will be removed for any further communication regarding this meeting. We very much appreciate your prompt attention to this matter.

Thank you.

NO OFFER OR SOLICITATION: This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION: In connection with the proposed transaction, Pacific Oak Strategic Opportunity REIT, Inc. (“SOR”) filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which has been declared effective by the SEC. The registration statement contains a proxy statement of Pacific Oak Strategic Opportunity REIT II, Inc. (“SOR II”) and also constitutes a prospectus for SOR. The proxy statement/prospectus has been mailed to SOR II’s stockholders. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY SOR AND SOR II, AS APPLICABLE, IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT SOR, SOR II AND THE PROPOSED MERGER. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY. Investors can obtain these materials and other documents filed with the SEC free of charge at the SEC’s website (www.sec.gov). In addition, these materials are available free of charge by accessing SOR’s website (http://www.pacificoakcmg.com/offering/reit-i) or SOR II’s website (http://www.pacificoakcmg.com/offering/reit-ii).